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                           May 14, 2021

       Kevin Morris
       Chief Financial Officer
       Miso Robotics, Inc.
       561 E. Green St.
       Pasadena, CA 91101

                                                        Re: Miso Robotics, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Post-Qualification
Amendment No. 2
                                                            Filed May 13, 2021
                                                            File No. 024-11112

       Dear Mr. Morris:

                                                        This is to advise you
that we do not intend to review your amendment.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Anna Abramson, Staff Attorney, at 202-551-4969 or Jan Woo, Legal
       Branch Chief, at 202-551-3453 with any questions.





                           Sincerely,


                           Division of Corporation Finance

                           Office of Technology
       cc:                                              Andrew Stephenson, Esq.